SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

________________________
METAVANTE TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591407101
(CUSIP Number)
________________________
SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
________________________
Copy to:
ANDREW R. BROWNSTEIN, ESQ.
IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

September 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section
18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 8, 2007, as previously amended (the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.01 per share, of Metavante Technologies, Inc. (the “Common Stock”), a Wisconsin corporation (“Metavante Technologies”).

          The Reporting Persons are filing this Amendment because WPM has purchased shares of the Common Stock of Metavante Technologies in connection with WPM’s purchase rights under an Amended and Restated Stock Purchase Right Agreement, dated as of August 21, 2008 (the “Amended and Restated Stock Purchase Right Agreement”), which is included as Exhibit 5 to this Amendment and is incorporated herein by reference. Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by inserting the following at the end thereof:

          On September 15, 2008, pursuant to its rights under the Amended and Restated Stock Purchase Right Agreement, which is included as Exhibit 5 to this Amendment and is incorporated herein by reference, WPM purchased 4,320 shares of Common Stock for an aggregate purchase price of $43.20. WPM obtained its funds from a capital contribution from WP IX.

Item 4. Purpose of the Transaction

          Item 4 is hereby amended by inserting the following immediately following the second paragraph under the section entitled “Stock Purchase Right Agreement”:

          On August 21, 2008, the Stock Purchase Right Agreement was amended by the Amended and Restated Stock Purchase Right Agreement to provide that, subject to certain conditions, the total number of shares that may be purchased by WPM under the agreement will equal the difference (rounded down to the nearest whole share) between (i) one-third of the aggregate number of shares of Common Stock that may be issued under specified Metavante Technologies employee options and (ii) the quotient of (A) one-third of the aggregate exercise prices of such employee options, divided by (B) the fair market value of Common Stock, for a purchase price per share of $0.01. Subject to the terms of the Amended and Restated Stock Purchase Right Agreement, the stock purchase right may generally be exercised quarterly with respect to shares of Common Stock issued pursuant to such employee options during the preceding quarter, and the number of shares subject to the stock purchase right will be reduced by one-third of the number of shares subject to such employee options that expired unexercised in the preceding quarter. The Amended and Restated Stock Purchase Right Agreement contains provisions allowing

WPM to exercise a portion of its stock purchase rights in connection with certain transfers of shares of Common Stock held by WPM. This summary of the Amended and Restated Stock Purchase Right Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 to this Amendment and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

          Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)      As of September, 15, 2008, WPM is the direct beneficial owner of 29,776,933 shares of Common Stock (over which it exercises both voting and investment power), representing approximately 24.9% of the outstanding shares of Common Stock (based on Metavante Technologies having 119,614,797 shares of Common Stock outstanding as of July 31, 2008, as disclosed by Metavante Technologies in its last quarterly report on Form 10-Q). Due to their respective relationships with WPM and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 29,776,933 shares of Common Stock. Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I to the Schedule 13D disclaims beneficial ownership of the shares of Common Stock in which WPM has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which WPM has beneficial ownership.

(b)      See Item 5(a) above.

(c)      On September 15, 2008, WPM exercised its purchase right under the Amended and Restated Stock Purchase Right Agreement, which is included as Exhibit 5 to this Amendment and is incorporated herein by reference, to acquire 4,320 shares of Common Stock for an average price of $.01 per share of Common Stock.

Item 7. Material To Be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end thereof:

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated September 16, 2008

WPM, L.P.

By: WPM GP, LLC, its general partner

By:  /s/ Scott A. Arenare
       Name: Scott A. Arenare
       Title: Managing Director and Secretary

WPM GP, LLC

By:  /s/ Scott A. Arenare
       Name: Scott A. Arenare
       Title: Managing Director and Secretary

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
       Name: Scott A. Arenare
       Title: Partner

WARBURG PINCUS IX, LLC

By: Warburg Pincus Partners, LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
       Name: Scott A. Arenare
       Title: Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.